BONTAN CORPORATION INC.

SIX MONTHS ENDED SEPTEMBER 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 9, 2007

Index

Overview	3
Summary of results	3
Number of common shares, options and warrants	4

Business environment Risk factors	4 4
Forward looking statements	5
Business plan	5

Results of operations	6

Liquidity and Capital Resources	11

Key contractual obligations	12

Off balance sheet arrangements	12

Transactions with related parties	12

Financial and derivative instruments	13

Critical accounting estimates	14

Disclosure controls and procedures	14

Internal controls and procedures	15

Current Outlook	15

Public securities filing	16

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended September  30, 2007 should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended September 30, 2007, unaudited Consolidated Financial Statements and Management Discussion & Analysis for the three months ended June 30, 2007 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2007. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at November 9, 2007. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.

Overview

Summary of Results

During the quarter ended September 30, 2007, the management continued to look for suitable projects to participate into. Our search for project extended to include apart from oil and gas, coal, water purification and high tech software development and distribution. We also placed advertisements in industry journal covering oil and gas inviting project participation opportunities. While these advertisements generated some responses, they are still being reviewed at various levels. However, many of the projects were either considered too expensive or not promising. As a result, at the end of the quarter, the Company had no exploration projects and had no proven reserves of oil or gas.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities.

The following table summarizes financial information for the 2nd quarter ended September 30, 2007 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts).

Quarter ended	Sept.30, 2007	June30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005
Total Revenue	25	123	499	130	89	26	116	(174)
Net (loss) income	(253)	(172)	309	(3)	(91)	(379)	(91)	(155)
Working capital	6,453	6,907	6,625	6,002	6,011	6,095	5,286	3,162
Shareholders’ equity	6,453	6,907	6,624	6,002	6,011	6,095	5,286	3,162
Net loss per share - basic and diluted	(0.01)	(0.01)	-	-	-	(0.01)	-	(0.01)

Number of common shares, options and warrants

These are as follows:

As at September 30, 2007 and November 9, 2007

Shares issued and outstanding	28,745,743
Warrants issued and outstanding ( a)	12,846,420
Options granted but not yet exercised (b)	4,775,000

(a)

Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at an exercise prices ranging from US$ 1 per warrant to US$0.35 as follows:

September 30, 2007 and November 9, 2007

Exercise price

----------------No of warrants--------

US$ 1

1,721,960

US$0.35

          11,124,460

(b)

Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of approximately 2 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2007 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal Securities Laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

The success of the exploration prospects, in which we have interests;

•

Uninsured risks;

•

The impact of competition;

•

The enforceability of legal rights;

•

The volatility of oil and gas prices;

•

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s primary business plan is focused on becoming an international diversified natural resource company that invests in major oil and gas exploration prospects. However if the Company is unable to find a suitable project in the resource sector, it will seek opportunities in any other sectors.

Through its wholly owned subsidiary, the Company will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

The company’s efforts at securing projects in energy sector, which meet our criteria, have not yet been rewarded but the management is convinced that the sector is still very attractive and will offer the kind of projects that will suit the company’s needs.

Results of operations

Three months ended September 30	2007	2006
	in 000' CDN $	in 000' CDN $
Income	25	89
Expenses	(278)	(181)
Net loss for year	(253)	(92)
Deficit at end of period	(32,500)	(32,380)

Overview

The key events during the three months ended September 30, 2007 were:

1.

The Company received and reviewed several different types of projects. These projects included oil exploration in China, design, manufacture and delivery of health drinks, ecological building technology marketing and development and coal production, procurement and sell in USA. All these projects were either too expensive or did not meet the due diligence criteria and hence were eventually not pursued further. After the initial reviews. Some of these projects were received because of advertisements given in industry specific magazines.

2.

We are currently reviewing three proposals in oil and gas. No firm conclusions have yet been reached in respect of any of these proposals.

3.

The surplus funds meanwhile continued to be invested in short term marketable securities. Approximately $4 million remained invested in marketable securities. The fair value of these investments at September 30, 2007 was $4.1 million.

The key event during the three months ended September 30, 2006 included conducting due diligence on two project proposals but eventually deciding against participating in those projects due to unsatisfactory results of our due diligence. Meanwhile, surplus funds continued to be invested in short term marketable securities, which showed significant gains.

Income

Three months ended September 30	2007	2006
	in 000' CDN $	in 000' CDN $
Interest	25	27
Gain on disposal of short term investments	-	62
	25	89

Income during the quarter ended September 30, 2007 consisted of interest earned on cash balances with brokerage firms.

Interest income earned during the quarter ended September 30, 2006 was entirely comprised of interest on cash balances with brokerage firm.

Gain and loss on disposal of short term investment is being discussed below under expenses.

Expenses

The overall analysis of the expenses is as follows:

Three months ended September 30	2007	2006

Operating expenses	$ 93,088	$ 112,569
Stock based compensation	78,372	88,563
Exchange loss(gains)	81,009	(20,262)
Loss on disposal of short term investments	25,974	-
	$ 278,443	$ 180,870

Operating Expenses

Travel, promotion and consulting –

Three months ended September 30	2007	2006

Travel, meals and entertainment	$ 22,778	$ 27,802
Consulting	13,985	10,572

	$ 36,763	$ 38,374

% of operating costs	39%	34%

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson in visiting USA and Europe in connection with meetings with the owner/promoters of the water purification project and various other projects as detailed in the Overview section. These visits also usually covered networking with existing and potential investors of the Company. Mr. Robinson’s extensive network in the business and finance sectors in North America and Europe has been the main reason for the company’s success in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects.

Expenses incurred during the quarter ended September 30, 2006 were also substantially attributed to Mr. Robinson’s efforts in meeting and exploring new opportunities and dealing with investors.

Consulting costs

Consulting fee in both the quarters ended September 30, 2007 and 2006 mainly consisted of fees paid to administrative assistant. Mr. Shah, the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

The Company prefers to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes.

Other operating costs -

Three months ended June 30,	2007	2006
Shareholder information	$ 37,546	$ 43,671
Other	20,004	30,524
	$ 57,550	$ 74,195
% of operating costs	61%	66%

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended September 30, 2007 and 2006 consisted of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a related party. Lower cost for the 2007 quarter compared to 2006 quarter was mainly due to significant gains in Canadian dollar exchange against US dollar.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

The following were significant changes in other operating costs in 2007 period compared to 2006 period:

a.

Interest and bank charges decreased from $10,384 in 2006 quarter to $258 in 2007 quarter. This was owing to interest being charged in 2006 on overdrawn accounts with brokerage firms in US dollar which were not immediately covered by Canadian dollar balances. Although the Company never used margins, there were occasions when buying from one currency account being offset from funds available in other currency account. However these off sets were not matched immediately giving rise to interest charge in one and interest credit in another. We have ensured that such inconsistency did not happen during the quarter ended September 30, 2007.

b.

there was a small balance of $4,081 relating to expenses on the Louisianan gas project being written off in the quarter ended September 30, 2006. No such expense incurred during the quarter ended September 30, 2007.

c.

During the quarter ended September 30, 2007, a new cost of directors and officers insurance premium of $4,292 was incurred, which did not exist in the previous year’s quarter.

d.

effective April 1, 2007, audit fee has been accrued on a quarterly basis based on an estimated annual fee of $25,00. Thus, a fee of $6,250 was accrued for the quarter ended September 30, 2007. In fiscal 2007 and prior years, audit fee used to be accrued at the year end and not on a quarterly basis.

All other costs remained consistent.

Stock based compensation

Three months ended September 30	2007	2006

Stock based compensation	$ 78,372	$ 88,563
Deferred stock based compensation	$ 20,004	$ 122,168

Stock based compensation is made up of the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow. Value of stock compensation expense related to the part of the deferred stock compensation, which related to the services rendered during the quarter, essentially by three consultants – Mr. Kam Shah, the CEO/CFO, Mr. Terence Robinson, the key consultant and Mr. John Robinson.

During the quarters ended September 30, 2007 and September 30, 2006, no new Plans were created. However the company still has the following options and shares unalloted from previously registered Plans:

a.

One million options under 2005 Stock Option Plan and

b.

350,000 common shares under 2007 Consultant Stock Compensation Plan

Exchange Losses (gains)

Exchange losses and gains related to translation losses and gains arising from converting foreign currency balances into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 20% cash and short term investments are in US dollars.

Canadian dollar continued to strengthen over the US dollar during the three months ended September 30, 2007. The exchange rates between the two currencies changed from 1US to CDN 1.06 at June 30, 2007 to 0.99 at September 30, 2007. This trend resulted in net exchange loss of $81,009 on translation at the quarter-end.

During the quarter ended September 30, 2006, the Company liquidated significant amount, approximately $2 million, of its cash and short term investments in US dollar and reinvested it into Canadian dollar. This change primarily resulted in the company making a small gain of $20,262 on translation due to marginal decline in the value of US dollar compared to Canadian dollar at September 30, 2006.

Gain/loss on disposal of short term investments

The company’s surplus cash are mostly invested in marketable securities while awaiting projects to participate into. These marketable securities are held for short duration and disposed of when considered appropriate. The gains and losses realised on such disposal are accounted in the income statement.

During the six months ended September 30, 2007, the company made a net gain of $75,661 which consisted of the gain of $101,635 for the first quarter ended June 30, 2007 and a loss of $25,974 for the second quarter ended September 30, 2007. Approximately $3.3 million remained invested in various marketable securities during the quarter ended September 30, 2007.

Net gain was $33,429 for six months ended September 30, 2006 of which first quarter to June 30, 2006 had a loss of $28,896 and the second quarter ended September 30, 2006 had a gain of $62,325. Average funds invested in marketable securities were $3 million.

Liquidity and Capital Resources

Working Capital

As at September 30, 2007, the Company had a net working capital of approximately $6.5 million compared to a working capital of $6.7 million as at March 31, 2007.

97% of the working capital – approximately $6.3 million – at September 30, 2007 was in the form of cash and short term investments compared to 94% at March 31, 2007.

Improvement in the liquid working capital was entirely due to change in the accounting policy under which short term investments were shown at fair value of $4.1 million instead of the carrying cost of $4 million. This change was not applied to the figures at March 31, 2007.

Cash on hand as at September 30, 2007 was $2.2 million compared to $3 million as at March 31, 2007.

Overall the company continued to have minimum debts and high amount of cash or assets which can be easily liquidated to enable the Company to take immediate advantage of any attractive business opportunity.

Operating cash flow

During the quarter ended September 30, 2007, operating activities required net cash outflow of $129,716 compared to the net cash inflow of $38,402 during the quarter ended September 30, 2006.  The main operating outflow for the quarter ended September 30, 2007 resulted from exchange losses of $ 81,009. While the net inflow for the quarter ended September 30, 2006 included exchange gain of $20,262.

Operating cash requirements were met primarily through cash on hand.

Investment cash flows

A net sum of approximately $400,000 was invested in short-term marketable securities through various brokerage firms during the three months ended September 30, 2007.

The cash flow required was primarily met through cash on hand

During the three months ended September 30, 2006, approximately $ 600,000 was invested in short term marketable securities, which was met from the available cash.

Financing cash flows

During the three months ended September 30, 2007 and September 30, 2006, there was no additional financing activity.

Key Contractual Obligations

These are detailed in Note 9 – commitments and contingent liabilities to the consolidated unaudited financial statements for the six months ended September 30, 2007.

Off Balance Sheet Arrangements

At September 30, 2007 and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 10 of the consolidated unaudited financial statements for the six months ended September 30, 2007

Given below is background information on some of the key related parties and transactions with them:

1.

Current Capital Corp. (CCC).  CCC is a related party in following ways –

a.

Director/President of CCC, Mr. John Robinson is a consultant with Bontan

b.

CCC provides media and investor relation services to Bontan under a consulting contract.

c.

Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.

CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly s based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.

Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.

Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At September 30, 2007 we had invested approximately $4 million (March 31, 2007: $3.3 million) in short-term marketable securities. About 50% of this investment is in common shares of one Canadian listed and traded corporation.

 A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in oil and gas projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis and therefore believe that we will be able to respond on time to any major factors affecting the value of our investments and reduce or eliminate the risks of significant market price fluctuations.

Foreign Currency Risk

The majority of our expenditures is in Canadian or United States dollars. As at September 30, 2007; approximately $1.1 million – 18% - of our assets were held in US dollar.  (As at March 31, 2007: $5 million or 75%).  We incurred a foreign exchange loss of $81,009 for the three months ended September 30, 2007 (see Results of Operations – Exchange loss above).   Due to our net United States dollar working capital position in Fiscal 2007 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2007. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were three major changes in the accounting policies during the six months ended September 30, 2007. These changes related to Comprehensive income, financial instruments recognition and measurement and treatment of exchange gains and losses of self-sustaining foreign operations. These changes are applied prospectively effective April 1, 2007 and are explained in detail in the unaudited consolidated financial statements for the six months ended September 30, 2007.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

The Company’s  Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by this report and believe the design to be sufficient to provide such reasonable assurance.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no changes in the company’s internal controls over financial reporting that occurred during the three months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Current Outlook

Our long-term business plan continues to be focused on becoming a diversified natural resource company with emphasis on investing in major oil and gas exploration prospects. However, we have been trying in vain for the past several months to find suitable projects in oil and gas sector. We have therefore expanded our mandate to look for projects in any other sector so long as they meet our selection criteria and help improve our Company’s value for our shareholders.

Through our wholly-owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.

Preference will be given to projects that have proven revenue and are on the verge of expansion/diversification

b.

We will invest our resources in projects which involve multiple opportunities;

c.

Preference will be given to projects with other experienced partners who are involved in the project;

d.    We will attempt to allocate our cash or liquidity resources to more than one project.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.Sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.Edgar.com.